Exhibit 99.1
3000 Steeles Avenue East, Markham, Ontario L3R 9W2
NOTICE OF THE ANNUAL AND SPECIAL MEETING
OF HOLDERS OF SUBORDINATE VOTING SHARES AND
MULTIPLE VOTING SHARES
     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the holders of Subordinate Voting Shares and Multiple Voting Shares of Extendicare Inc. (the “Company”) will be held at the TSX Auditorium, 130 King Street West, Toronto, Ontario, Canada, on Monday, May 8, 2006, at 4:00 p.m. (Toronto time) for the following purposes:
(1)	receiving and considering the financial statements of the Company for the year ended December 31, 2005, and the report of the auditors thereon;

(2)	appointing auditors;

(3)	electing directors;

(4)	considering a resolution to approve the Company’s Amended and Restated Stock Option and Tandem SAR Plan;

(5)	considering a resolution to reserve an additional 3,400,000 Subordinate Voting Shares for the granting of stock options under the Company’s Amended and Restated Stock Option and Tandem SAR Plan;

(6)	considering a special resolution to authorize the Company to amend the articles of the Company to conform certain provisions of the articles to the current requirements of the Canada Business Corporations Act;

(7)	considering a shareholder proposal;

(8)	considering a resolution to confirm By-law No. 2 of the Company, to conform certain provisions of By-law No. 1 of the Company to the current requirements of the Canada Business Corporations Act; and

(9)	transacting such further business as may properly come before the Meeting or any adjournment thereof.
     A description of the matters to be submitted to the Meeting is contained in the Management Information and Proxy Circular accompanying this Notice of Meeting.
     Holders of Subordinate Voting Shares and Multiple Voting Shares who are unable to attend the Meeting in person are requested to date, sign and return the enclosed appropriate form of proxy in the envelope provided for that purpose. To be valid, shareholders’ proxies must be deposited with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on Thursday, May 4, 2006. In addition, the proxy forms provide instructions on how to vote by telephone or over the internet.
     DATED at Markham, Ontario this 3rd day of March 2006.

On behalf of the Board of Directors,
By:	/s/ Jillian E. Fountain

Jillian E. Fountain
Corporate Secretary

MANAGEMENT INFORMATION AND PROXY CIRCULAR
SOLICITATION OF PROXIES
     This Management Information and Proxy Circular is furnished in connection with the solicitation of proxies by the management of Extendicare Inc. (“Extendicare” or the “Company”) for use at the Annual and Special Meeting (the “Meeting”) of the holders of the Subordinate Voting Shares and Multiple Voting Shares of the Company to be held at 4:00 p.m. (Toronto time) on Monday, May 8, 2006, or any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. The information contained herein is given as of March 3, 2006, except as otherwise noted. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Company. The total costs of solicitation will be borne by the Company.
APPOINTMENT OF PROXIES
     The persons named in the accompanying forms of proxy are officers and/or directors of the Company who have been designated by management of the Company to represent shareholders. A shareholder has the right to appoint some other person or company (who need not be a shareholder) to represent the shareholder at the Meeting or any adjournment thereof. To exercise this right, the shareholder may strike out the printed names and insert the name of the shareholder’s chosen proxy in the blank space provided in the form of proxy for that purpose or complete another form of proxy.
     To be valid, shareholders’ proxies must be deposited with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on Thursday, May 4, 2006. In addition, the proxy forms provide instructions on how to vote by telephone or over the internet.
     Non-registered shareholders or shareholders that hold their shares in the name of a “nominee” such as a bank, trust company, securities broker or other financial institution, must seek instructions as to how to complete their form of proxy and vote their shares from their nominee. Non-registered shareholders will have received this Management Information and Proxy Circular in a mailing from their nominee, together with a form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee. Since Extendicare’s registrar and transfer agent, Computershare Trust Company of Canada, does not have a record of the names of the Company’s non-registered shareholders, Computershare Trust Company of Canada will have no knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.
REVOCATION OF PROXIES
     Any shareholder who has given a proxy may revoke it by preparing a written statement to this effect. The statement must be executed by the shareholder or by his or her attorney authorized in writing to do so. This statement must be delivered either to the Corporate Secretary at the head office of the Company no later than 5:00 p.m. (Toronto time) on Friday, May 5, 2006, or, as to any matter upon which a vote has not already been cast, with the Chairman on the day of the Meeting or any adjournment thereof.
EXERCISE OF DISCRETION BY PROXYHOLDERS
     The shares represented by properly executed proxies appointing representatives of management will be voted for, voted against or withheld from voting in accordance with the instructions of the shareholder on the particular form of proxy. In the absence of any such instructions, it is intended that proxies appointing management representatives will be voted FOR the appointment of auditors, FOR the election of directors nominated by management, FOR the approval of the Company’s Amended and Restated Stock Option and Tandem SAR Plan, FOR the reservation of additional Subordinate Voting Shares under the Company’s Amended and Restated Stock Option and Tandem SAR Plan, FOR the amendment to the Company’s articles, FOR the confirmation of By-law No. 2 and AGAINST the shareholder proposal.

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     The enclosed forms of proxy confer discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Information and Proxy Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the person named in the enclosed forms of proxy will vote on such matters in accordance with their judgement, pursuant to the discretionary authority conferred by the proxy forms with respect to such matters.
VOTING RIGHTS
     There were 56,080,520 Subordinate Voting Shares (representing 32.26% of the voting rights attached to the Company’s securities) and 11,778,433 Multiple Voting Shares issued and outstanding at the close of business on March 3, 2006. Holders of Subordinate Voting Shares are entitled to cast one vote per share and holders of Multiple Voting Shares are entitled to cast 10 votes per share on all matters coming before the Meeting. The Subordinate Voting Shares do not contain take-over protection provisions or “coattails”. For additional information, see “Principal Holders of Subordinate Voting Shares and Multiple Voting Shares”.
     In accordance with the provisions of the Canada Business Corporations Act, a record date of March 17, 2006, has been set as the date for determining the shareholders entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on March 17, 2006, shall be entitled to vote at the Meeting or any adjournment thereof. The final date by which the Company must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next Annual Meeting of Shareholders to be held in 2007 is Monday, December 4, 2006.
PRINCIPAL HOLDERS OF SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES
     To the knowledge of the directors and officers of the Company, the following table indicates the holdings of shareholders that beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the voting rights attached to the outstanding Subordinate Voting Shares and/or Multiple Voting Shares of the Company:

	Approximate		Percentage of issued
	number of shares		shares
	Subordinate	Multiple	Subordinate	Multiple	Percentage
	Voting	Voting	Voting	Voting	of total
Shareholder	Shares	Shares	Shares	Shares	votes

The Estate of Janet Day (3)	20,000	192,946	0.04	1.63	1.12
Kingfield Investments Limited (1)(3)	—	500,000	—	4.25	2.88
Scotia Investments Limited (2)(3)	8,667	7,600,000	0.02	64.52	43.72
Clearwater Capital Management Inc.	—	1,762,320	—	14.96	10.14
Phillips, Hager & North Investment Management Ltd., on behalf of its clients	5,722,664	—	10.20	—	3.29

Notes:

(1)	Of these shares, 100,000 are held directly and the remainder are held through subsidiaries or by corporations that have granted to Kingfield Investments Limited control or direction over the shares. All of the outstanding voting shares of Kingfield Investments Limited are held directly by H. Michael Burns.

(2)	These shares are held either directly or indirectly through related companies. All of the outstanding voting shares of Scotia Investments Limited are held directly or indirectly by members of the family of the late R.A. Jodrey.

(3)	There is an agreement between The Estate of Janet Day, Kingfield Investments Limited and Scotia Investments Limited to act in concert with one another in all matters and transactions affecting Extendicare and its management, ownership and financial affairs.

In a letter dated November 12, 1991, David J. Hennigar and H. Michael Burns wrote:
“We are writing on behalf of our Families (ourselves and members of our families) regarding the disposition of [Multiple Voting] Shares of [Extendicare] owned or controlled by our Family Group (our Families and companies owned or controlled by them or bound by the agreement between them to act in concert with respect to [Extendicare]). Attached hereto see Schedule A.
We confirm that our Family Group will not sell [Multiple Voting] Shares presently owned by our Family Group to a non-member of our Family Group so as to effect a change of control of [Extendicare] unless an offer is concurrently made to purchase all the [Multiple Voting] Shares of [Extendicare] at the same price and to purchase all the [Subordinate Voting] Shares of [Extendicare] at an equivalent price.
Members of the Family Group reserve the right to sell [Multiple Voting] Shares to other members of the Family Group.”

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Schedule A to the letter sets out a list of companies bound by the agreement which, at November 12, 1991, held in the aggregate the equivalent of 11,866,260 Multiple Voting Shares and, as of March 3, 2006, hold in the aggregate 8,292,946 Multiple Voting Shares constituting 70.41% of those shares outstanding and representing 47.70% of the voting rights. The undertaking contained in the letter does not constitute take-over protection or “coattails” for the holders of the Subordinate Voting Shares. Compliance by the members of the Family Group with their undertaking would in many circumstances, were a change of control of Extendicare to occur, result in the holders of Subordinate Voting Shares being offered equivalent consideration to that offered to holders of Multiple Voting Shares; however, there are certain circumstances in which the holders of the Subordinate Voting Shares could be offered less than an equivalent price or not receive an offer at all were a change of control of Extendicare to occur. The letter does not purport to give to the holders of Subordinate Voting Shares a specific right to enforce compliance by members of the Family Group although the appropriate regulatory authorities might either on their own or at the request of holders of Subordinate Voting Shares take action in an attempt to enforce compliance.
APPOINTMENT OF AUDITORS
     With the recommendation of the Audit Committee, the representatives of management named in the enclosed forms of proxy, if named as proxy, intend to vote for the reappointment of KPMG llp, the present auditors, as auditors of the Company to hold office until the next Annual Meeting of Shareholders to be held in 2007, unless authority is withheld on the form of proxy.
ELECTION OF DIRECTORS
     The articles of the Company provide that the Board of Directors shall consist of a minimum of seven and a maximum of 20 directors, with the actual number of directors to be determined from time to time by the Board within the minimum and maximum number provided for in the articles. At the present time, the Board of Directors consists of 14 directors.
     The Board and its committees held 25 meetings during 2005, at which attendance averaged 99%. During 2005 the Board of Directors met eight times, the Audit Committee met six times, the Corporate Governance and Nominating Committee met once, the Finance Committee met three times, the Human Resources Committee met five times and the Quality Standards Committee met two times.
     The by-laws of the Company provide that each director shall be elected to hold office for a three-year term. Four directors with a current term expiring at the Meeting are proposed by management to be elected to serve another term. Management proposes that Mr. Fierheller be elected to serve until the Annual Meeting of Shareholders in 2007, at which time he has elected to retire from the Board.
     The representatives of management named in the enclosed forms of proxy, if named as proxy, intend to vote for the election of the persons indicated below to the Board of Directors, unless authority is withheld on the form of proxy. Management does not contemplate that any of the proposed nominees will be unable to serve as a director. If, for any reason, any of the proposed nominees are unable to serve as such, the representatives of management, if so named as proxy, reserve the right to vote for any other nominees in their sole discretion. The following information relating to the nominees as directors and to the directors continuing in office is based partly on the Company’s records and partly on information received by the Company from such persons.
     The information presented below relates to the directors proposed to be nominated for election at the Meeting, and those with continuing terms. It provides information on their attendance at Board and committee meetings during 2005, their principal occupations, and their ownership of Extendicare’s Subordinate Voting Shares (EXE.SV), Multiple Voting Shares (EXE.MV) and options to purchase Subordinate Voting Shares under the Company’s Stock Option Plan. Unless otherwise noted, each of the nominees has held the principal occupation indicated for the past five years.

(I) Director who will be nominated to serve until the Annual Meeting of Shareholders in 2007:

GEORGE A. FIERHELLER Ontario, Canada Director since: April 21, 1981 EXE.SV shares: 38,020 EXE.MV shares: 2,000 Options: 33,000 Meetings attended: Board — 8/8; Audit Committee — 6/6	Mr. Fierheller is President of Four Halls Inc., a private investment and consulting firm, and Chair Emeritus of The Greater Toronto Marketing Alliance. In addition, Mr. Fierheller is a Member of the Order of Canada and Past President of the Toronto Board of Trade.

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(II) Directors who will be nominated to serve until the Annual Meeting of Shareholders in 2009:

DAVID M. DUNLAP
Ontario, Canada

Director since: October 8, 1980

EXE.SV shares: 62,500
Options: 58,000

Meetings attended:
Board — 8/8; Audit Committee — 6/6;
Human Resources Committee — 5/5;
Quality Standards Committee — 2/2
Mr. Dunlap is Chairman of G.F. Thompson Co. Ltd., a manufacturer and distributor of plumbing products (private company), and he is a director of St. Andrew’s College.

DR. SETH B. GOLDSMITH
Florida, United States

Director since: February 23, 1995

EXE.SV shares: 5,000
Options: 28,000

Meetings attended:
Board — 8/8; Corporate Governance and
Nominating Committee — 1/1;
Quality Standards Committee — 2/2
Dr. Goldsmith is an attorney and Professor Emeritus at the University of Massachusetts at Amherst. He is a former Chief Executive Officer of the Miami Jewish Home & Hospital for the Aged, and has served as a consultant to numerous organizations including the World Health Organization, Geneva, Switzerland, and the U.S. Army.

MEL RHINELANDER (1) Wisconsin, United States Director since: May 2, 2000 EXE.SV shares: 111,700 EXE.MV shares: 2,000 Options: 400,000 Meetings attended: Board — 8/8	Mr. Rhinelander is President and Chief Executive Officer of Extendicare Inc. and serves as a director of Sobeys Inc. (a public retail food distribution company). He was appointed Chief Executive Officer of Extendicare Inc. in August 2000, following his appointment as President in August 1999. He is also Chairman and Chief Executive Officer of Extendicare Health Services, Inc. (EHSI), and has served as a director of EHSI since 1998. Mr. Rhinelander has been with the Extendicare group of companies since 1977 and has served in a number of senior positions.

CHARLES H. ROADMAN II, MD Virginia, United States Director since: August 3, 2004 EXE.SV shares: 2,665 Options: 18,000 Meetings attended: Board — 8/8; Quality Standards Committee — 2/2	Dr. Roadman is the retired President and Chief Executive Officer of the American Health Care Association (1999 — 2004) and the former Surgeon General of the U.S. Air Force (1996 — 1999). Dr. Roadman serves as a director and advisor on a number of private corporate boards and associations.

Note:

(1)	Mr. Rhinelander also attended all committee meetings as an ex-officio member.

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(III) Directors with terms that expire at the Annual Meeting of Shareholders in 2007:

SIR GRAHAM DAY
Nova Scotia, Canada

Director since: April 26, 1989

EXE.SV shares: 10,120
EXE.MV shares: 2,000
Options: 33,000

Meetings attended:
Board — 7/8; Corporate Governance and
Nominating Committee — 1/1;
Finance Committee — 3/3;
Human Resources Committee — 5/5
Sir Graham Day is Counsel to the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of Empire Company Limited (a public holding company with investments in retail food distribution, real estate, theatres and corporate investment activities). He also serves as a director of a number of private companies, including Minas Basin Holdings Limited, Scotia Investments Limited and Jacques Whitford Group Ltd. Sir Graham is a Fellow of the Institute of Corporate Directors and holds the Herbert S. Lamb Chair in Business Education at the Dalhousie University Graduate Business School.

DAVID J. HENNIGAR (1)
Nova Scotia, Canada

Director since: October 8, 1980
EXE.SV shares: 22,000
EXE.MV shares: 15,400
Options: 58,000

Meetings attended:
Board — 8/8; Corporate Governance and
Nominating Committee — 1/1;
Finance Committee — 3/3
Mr. Hennigar is Chairman of Extendicare Inc. and has held this position since 1985. He is also Chairman of Annapolis Group Inc. (a private holding company in real estate development), High Liner Foods Incorporated (a public value added food processing company), Aquarius Coatings Inc. (a public company in paint manufacturing and developing), and Landmark Global Financial Corporation (a public investment and management company), as well as Chairman and founder of Acadian Securities Inc. (a private investment dealer). Mr. Hennigar serves as a director of the following additional public companies: Crombie Real Estate Investment Trust; MedX Health Corp.; Sentex Systems Ltd.; SolutionInc Technologies Limited; and VR Interactive Corporation. In addition, he serves as a director of a number of private companies, including Crown Life Insurance Company, Minas Basin Holdings Limited, and Scotia Investments Limited.

FREDERICK B. LADLY
Ontario, Canada

Director since: June 6, 1986
EXE.SV shares: 49,713
Options: 58,000

Meetings attended:
Board — 8/8; Corporate Governance and
Nominating Committee — 1/1;
Human Resources Committee — 5/5;
Quality Standards Committee — 2/2
Mr. Ladly is Deputy Chairman of Extendicare Inc. and has held this position since 1997, and is Vice-Chairman of Crown Life Insurance Company (a private company). He serves on the boards of High Liner Foods Incorporated (a public food processing company) and Knudsen Engineering Limited (a private company specializing in digital systems for marine applications). Mr. Ladly is a former executive of Extendicare Inc., having served as Chief Executive Officer (1992 — 1997), and as President and CEO of Extendicare (Canada) Inc. (1984 — 1992).

J. THOMAS MACQUARRIE, Q.C.
Nova Scotia, Canada

Director since: October 8, 1980

EXE.SV shares: 61,819
EXE.MV shares: 9,400
Options: 58,000

Meetings attended:
Board — 8/8; Audit Committee — 6/6;
Finance Committee — 3/3;
Human Resources Committee — 5/5
Mr. MacQuarrie, Q.C., is a senior partner in the Atlantic Canada law firm of Stewart McKelvey Stirling Scales. He serves as a director of High Liner Foods Incorporated and Aquarius Coatings Inc., both public companies, as well as of a number of private corporations.

Note:

(1)	Mr. Hennigar also attended all committee meetings as an ex-officio member.

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(V) Directors with terms that expire at the Annual Meeting of Shareholders in 2008:

DEREK H.L. BUNTAIN Grand Cayman, Cayman Islands Director since: April 26, 1995 EXE.SV shares: 57,900 EXE.MV shares: 200 Options: 58,000 Meetings attended:	Mr. Buntain is President of The Dundee Bank, a private bank offering banking services to international clients, and President and Chief Executive Officer of Goodman & Company (Bermuda) Limited (investment counsel). He serves as a director of the following public companies: Dundee Precious Metals Inc.; Eurogas Corporation; Sentex Systems Ltd.; and CencoTech Inc.
Board — 8/8; Audit Committee — 6/6; Finance Committee — 3/3; Human Resources Committee — 5/5

H. MICHAEL BURNS Ontario, Canada Director since: March 24, 1978 EXE.MV shares: 14,300 (1) Options: 48,000 Meetings attended: Board — 8/8; Corporate Governance and Nominating Committee — 1/1	Mr. Burns is Deputy Chairman of Extendicare Inc. and has held this position since 1992, and he is President of Kingfield Investments Limited (a private investment company). He is a director of Algoma Central Corp. and Landmark Global Financial Corporation (both public companies), and is Chancellor of Renison College, at the University of Waterloo. Mr. Burns is a former executive of Extendicare Inc., having served as President (1985 — 1992), Chairman (1984 — 1985), and Chairman and CEO (1980 — 1984).

MICHAEL J.L. KIRBY
Ontario, Canada

Director since: March 11, 1987

EXE.SV shares: 22,500
Options: 58,000

Meetings attended:
Board — 8/8; Corporate Governance and
Nominating Committee — 1/1;
Human Resources Committee — 5/5;
Quality Standards Committee — 2/2
Mr. Kirby is a member of The Senate of Canada. Mr. Kirby also serves as a director of the following public companies: The Bank of Nova Scotia; Indigo Books & Music Inc.; CPI Plastics Group Ltd.; Energy Savings Income Fund; MDC Partners Inc.; and Brainhunter Inc.

ALVIN G. LIBIN, Alberta, Canada Director since: January 20, 1984 EXE.SV shares: 822,000 Options: 58,000 Meetings attended: Board — 7/8; Audit Committee — 6/6; Finance Committee — 3/3	Mr. Libin is President and Chief Executive officer of Balmon Investments Ltd., a private management services and investment company. He is Chairman of the Alberta Ingenuity Fund, is a director and one of the owners of the Calgary Flames of the National Hockey League, and serves as a director of several private corporate and community boards. Mr. Libin is also an Officer of the Order of Canada and a member of the Alberta Order of Excellence.

MALEN S. NG Ontario, Canada Director since: May 5, 2005 EXE.SV shares: 1,228 Options: 10,000 Meetings attended: N/A Board — 7/8; Audit Committee — 6/6	Ms. Ng is Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario (2003 — present). From 1975 to 2002, Ms. Ng was employed by Hydro One Inc., its subsidiaries and predecessor Ontario Hydro, where she occupied several executive positions, including: President and CEO of Hydro One Networks Inc. (2000 — 2002); Executive Vice President of Wires Operations Hydro One Inc. (2001 — 2002); and Executive Vice President and CFO of Hydro One Inc. (1999 — 2001). Ms. Ng is a director of Sobeys Inc. (a public retail food distribution company) and of Jacques Whitford Group Ltd (a private consulting and environmental solutions firm).

Note:

(1)	In addition, H. Michael Burns holds directly all of the outstanding voting shares of Kingfield Investments Limited. For additional information, see “Principal Holders of Subordinate Voting Shares and Multiple Voting Shares”.

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APPROVAL OF AMENDED AND RESTATED
STOCK OPTION AND TANDEM SAR PLAN
     On December 15, 2005, the Board of Directors made various amendments to, and restated, the Company’s Amended and Restated Stock Option and Tandem SAR Plan (the “Stock Option Plan”). The amendments to, and the restatement of, the Stock Option Plan by the Board of Directors on December 15, 2005, was conditionally approved by the Toronto Stock Exchange (“TSX”). A description of the Stock Option Plan is set out in Appendix A to this Management Information and Proxy Circular.
     The Company is seeking shareholder approval of the Stock Option Plan in the form adopted by the Board of Directors on December 15, 2005, so that it remains qualified under Section 422 of the United States Internal Revenue Code (the “U.S. Code”). In order to remain qualified, it must be approved by shareholders every 10 years. The predecessor to the Stock Option Plan was last approved by shareholders at the Company’s annual and special meeting held on April 25, 1996, and accordingly the Stock Option Plan must again be approved by shareholders at the Meeting. If the Stock Option Plan is not approved at the Meeting, it will not continue to be qualified under the U.S. Code and those provisions requiring shareholder approval under the rules of the TSX will not be implemented.
     The form of the resolution to approve the Stock Option Plan is set out below as follows:
     “RESOLVED AS AN ORDINARY RESOLUTION that:
1.	the Amended and Restated Stock Option and Tandem SAR Plan of the Company, substantially on the terms described in this Management Information and Proxy Circular of the Company, be and is hereby ratified and approved; and

2.	any officer or director of the Company be and is hereby authorized to execute and deliver for and on behalf of the Company all such documents and to do such other acts as such officer or director may determine necessary or advisable to give effect to the foregoing, such determination to be conclusively evidenced by execution and delivery of any such documents or instruments and the taking of any such actions.”
     The resolution must be passed, with or without amendment, by not less than a majority of votes cast by shareholders who vote in person or by proxy in respect of the resolution at the Meeting. No shareholders are excluded from voting in respect of the resolution.
     The Board of Directors unanimously recommends that shareholders approve the Stock Option Plan by voting for the resolution. The representatives of management named in the enclosed forms of proxy, if named as proxy, intend to vote for the resolution, unless the shareholder has specified in the proxy form that his or her shares are to be voted against the resolution.
     More information about the Stock Option Plan is outlined below under the headings, “Approval of Increase of Maximum Number of Subordinate Voting Shares Available for Options under the Stock Option Plan” and “Securities Authorized for Issuance under Equity Compensation Plan”.

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APPROVAL OF INCREASE OF MAXIMUM NUMBER OF SUBORDINATE VOTING SHARES
AVAILABLE FOR OPTIONS UNDER THE STOCK OPTION PLAN
     On December 15, 2005, the Board of Directors, with the conditional approval of the TSX and subject to approval of the shareholders as required under the rules of the TSX, resolved to increase the maximum number of Subordinate Voting Shares issuable under the Stock Option Plan by 3,400,000 Subordinate Voting Shares. All of these additional shares, if approved, also will be available for issuance under incentive stock options granted to U.S. employees under Section 422 of the U.S. Code. If the proposed increase is approved, 9.46% of the total number of outstanding Subordinate Voting Shares and Multiple Voting Shares of the Company will be subject to outstanding options or will be available for future option grants. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis.
     The following table illustrates the number of Subordinate Voting Shares of the Company that will be subject to option grants after the proposed increase, based on 67,858,953 issued and outstanding Subordinate Voting Shares and Multiple Voting Shares as at the date of this Management Information and Proxy Circular.

	Subordinate Voting	Subordinate Voting	Maximum Subordinate
	Shares subject to	Shares available for	Voting Shares subject
	outstanding options	future option grants	to option grants

Currently approved	1,794,000	1,221,850	3,015,850
Proposed increase	—	3,400,000	3,400,000

Total	1,794,000	4,621,850	6,415,850

Percentage of Subordinate Voting
Shares and Multiple Voting Shares	2.64%	6.81%	9.45%

     The proposal to increase the maximum number of Subordinate Voting Shares issuable under the Stock Option Plan is to ensure that the Company can continue to provide competitive long-term incentive awards.
     The form of resolution to approve the increase in the maximum number of Subordinate Voting Shares issuable under the Stock Option Plan (and the maximum number of Subordinate Voting Shares that may by issued under such plan pursuant to U.S. tax qualified incentive stock options) by 3,400,000 Subordinate Voting Shares is set out below as follows:
     “RESOLVED AS AN ORDINARY RESOLUTION that:
1.	the number of Subordinate Voting Shares of the Company issuable under the Amended and Restated Stock Option and Tandem SAR Plan of the Company (and the maximum number of Subordinate Voting Shares that may be issued under such plan pursuant to U.S. tax qualified incentive stock options) be increased by an additional 3,400,000 Subordinate Voting Shares, so that the maximum number of Subordinate Voting Shares issuable thereunder shall be 6,415,850; and

2.	any officer or director of the Company be and is hereby authorized to execute and deliver for and on behalf of the Company all such documents and to do such other acts as such officer or director may determine necessary or advisable to give effect to the foregoing, such determination to be conclusively evidenced by execution and delivery of any such documents or instruments and the taking of any such actions.”
     The resolution must be passed, with or without amendment, by not less than a majority of votes cast by shareholders who vote in person or by proxy in respect of the resolution at the Meeting. No shareholders are excluded from voting in respect of the resolution.
     The Board of Directors unanimously recommends that shareholders approve this increase in the maximum number of Subordinate Voting Shares issuable under the Stock Option Plan and that may be issued pursuant to incentive stock options by voting for the resolution. The representatives of management named in the enclosed forms of proxy, if named as proxy, intend to vote for the resolution, unless the shareholder has specified in the proxy form that his or her shares are to be voted against the resolution.
     More information about the Stock Option Plan is outlined above under the heading, “Approval of Amended and Restated Stock Option and Tandem SAR Plan” and below under the heading, “Securities Authorized for Issuance under Equity Compensation Plan”. A description of the Stock Option Plan is set out in Appendix A to this Management Information and Proxy Circular.

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ARTICLES OF AMENDMENT
     At the Meeting, shareholders will be asked to pass a special resolution authorizing the Company to amend the articles of the Company, to conform certain provisions of the articles to the current requirements of the Canada Business Corporations Act (the “CBCA” or the “Act”).
     The articles of the Company provide that the registered office of the Company is located in The Municipality of Metropolitan Toronto, Province of Ontario. Under the CBCA, a corporation is now only required to specify the province where the registered office is located. Accordingly, the Company wishes to specify in its articles that its registered office will be located in the Province of Ontario. As a result of this change, the directors may change the place (city) and address of the registered office of the Company within the Province of Ontario without seeking shareholder approval. The Company intends to maintain its registered office at its current premises.
     The articles of the Company provide that the number (or minimum or maximum number) of directors shall be a minimum of seven and a maximum of 20, with the actual number of directors to be determined, from time to time, by the directors. Under the CBCA, the number of directors to be elected within the minimum and maximum number is the actual number elected by the shareholders. Also, the articles of the Company already permit the directors of the Company to appoint a limited number of directors between annual meetings as provided in the CBCA within the minimum and maximum number set out in the articles. A technical change to this provision in the articles is being proposed in order to conform the wording in the articles to the wording in the current equivalent provision of the CBCA for clarification purposes.
     The form of special resolution to authorize the Company to amend its articles is set out below as follows:
     “RESOLVED AS A SPECIAL RESOLUTION that:
1.	the articles of the Company be amended as follows:
(i)	to change the place in Canada in which the registered office of the Company is situated from “The Municipality of Metropolitan Toronto, Province of Ontario”, to “The Province of Ontario” in Article 2 of the Articles of Continuance of the Company dated January 15, 1979;

(ii)	to replace the phrase, “A minimum of 7 and a maximum of 20 with the actual number of directors to be determined, from time to time, by the directors”, with the phrase, “A minimum of 7 and a maximum of 20” in Article 5 of the Articles of Continuance of the Company dated January 15, 1979; and

(iii)	to replace the phrase, “The board of directors of the Corporation may appoint one or more directors,” with the phrase, “The board of directors of the Corporation may appoint one or more additional directors within the minimum and maximum number of directors set out in the articles,” in paragraph (i) of Article 3 of the Articles of Amendment of the Company dated June 4, 2001, so that paragraph (i) of Article 3 reads in its entirety as follows:
“The board of directors of the Corporation may appoint one or more additional directors within the minimum and maximum number of directors set out in the articles, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors so appointed may not exceed one-third of the number of directors of the Corporation elected at the previous annual meeting of shareholders.”
2.	any officer or director of the Company be and is hereby authorized to execute and deliver for and on behalf of the Company all such documents and to do such other acts as such officer or director may determine necessary or advisable to give effect to the foregoing, such determination to be conclusively evidenced by execution and delivery of any such documents or instruments and the taking of any such actions.”
     The special resolution must be passed, with or without amendment, by not less than two-thirds of the votes cast by shareholders who vote in person or by proxy in respect of the special resolution at the Meeting.
     The Board of Directors unanimously recommends that shareholders approve the amendment to the articles of the Company by voting for the special resolution. The representatives of management named in the enclosed forms of proxy, if named as proxy, intend to vote for the special resolution, unless the shareholder has specified in the proxy form that his or her shares are to be voted against the special resolution.

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SHAREHOLDER PROPOSAL
     The Carpenters’ Local 27 Benefit Trust Funds, 230 Norseman Street, Etobicoke, Ontario M8Z 6A2, has submitted one shareholder proposal for consideration at the Meeting. This proposal and its supporting statement, which are set out below in italics, represent the views of the shareholder submitting it. The Board of Directors’ response, including its recommendations, follows the proposal.
     Pay-for-Superior-Performance Proposal
     Resolved: That the shareholders of Extendicare Inc. (“Company”) request that the Board of Director’s Executive Compensation Committee establish a pay-for-superior-performance standard in the Company’s executive compensation plan for senior executives (“Plan”), by incorporating the following principles into the Plan:
1.	The annual incentive component of the Company’s Plan should utilize financial performance criteria that can be benchmarked against peer group performance, and provide that no annual bonus be awarded based on financial performance criteria unless the Company exceeds the median or mean performance of a disclosed group of peer companies on the selected financial criteria;

2.	The long-term equity compensation component of the Company’s Plan should utilize financial and/or stock price performance criteria that can be benchmarked against peer group performance, and any options, restricted shares, or other equity compensation used should be structured so that compensation is received only when Company performance exceeds the median or mean performance of the peer group companies on the selected financial and stock price performance criteria; and

3.	Plan disclosure should allow shareholders to monitor the correlation between pay and performance established in the Plan.
     Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. The median increase in CEO total compensation between 2003 and 2004 was 30.15% for S&P 500 companies, twice the previous year increase of 15.04% according to The Corporate Library’s CEO Pay Survey.
     The pay-for-performance concept has received considerable attention, yet most executive compensation plans are designed to award significant amounts of compensation for average or below average peer group performance. Two common and related executive compensation practices have combined to produce pay-for-average-performance and escalating executive compensation.
     First, senior executive total compensation levels are targeted at peer group median levels. Second, the performance criteria and benchmarks in the incentive compensation portions of the plans, which typically deliver the vast majority of total compensation, are calibrated to deliver a significant portion of the targeted amount. The formula combines generous total compensation targets with less than demanding performance criteria and benchmarks.
     We believe the Company’s Plan fails to promote the pay-for-superior-performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose meaningful performance criteria on which to base annual and long-term incentive senior executive compensation and then set and disclose performance benchmarks to provide for awards or payouts only when the Company exceeds peer group performance. We believe a plan to reward only superior corporate performance will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.
     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE SHAREHOLDER PROPOSAL FOR THE FOLLOWING REASONS:
     Tying executive performance only to exceeding median peer group financial results is too narrow a focus and is not in the best interests of shareholders:
•	it would put the Company at a competitive disadvantage when recruiting executives,

•	it is not in line with recommended practices for good corporate governance and executive compensation, and

•	it puts too low a priority on aspects of the business that are indirectly tied to financial results.
     According to best practices in corporate governance and executive compensation, including guidelines recommended by the Canadian Coalition for Good Governance, performance targets should reflect all aspects of its business.

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     The Company’s short-term incentive plan (the annual bonuses program) already includes financial performance measures, including profit centre results and corporate results. It also includes individual performance measures, including quality of services and individual performance as measured against pre-established objectives, which the Board of Directors believes are equally important for the success of the Company.
     The Company’s long-term compensation plan (the Amended and Restated Stock Option and Tandem SAR Plan) is designed to ensure that executives have a stake in the future of the Company, and that their interests are aligned with the interests of shareholders. Performance targets are also included in awards made under this plan.
     These targets are set by the Human Resources Committee, which is composed entirely of independent directors, working with independent executive compensation consultants.
     The disclosure currently contained in this Management Information and Proxy Circular on executive compensation meets or exceeds the requirements of Canadian securities laws, and is reviewed every year against recommended best practices.
     The Board of Directors recommends that shareholders vote against this shareholder proposal because it is not in the best interests of shareholders.
BY-LAW NO. 2
     On February 22, 2006, the Board of Directors adopted By-law No. 2 of the Company, being a by-law to conform general By-law No. 1 of the Company to the current requirements of the CBCA. The changes include amendments to facilitate electronic communications with shareholders and amendments expanding the scope of the limitation of liability and indemnification provisions to cover a broader range of individuals. In accordance with current requirements of the CBCA, the amendments to the indemnification provisions also permit the Company to indemnify these individuals in a broader range of circumstances, for example, to cover defence costs and investigative proceedings, subject to the CBCA.
     The full text of By-law No. 2 is set out in Appendix B to this Management Information and Proxy Circular. By-law No. 1 may be found on the SEDAR website at www.sedar.com.
     By-law No. 2, which took effect on the date of its adoption by the Board of Directors, is subject to confirmation by the shareholders at the Meeting, failing which it will cease to be effective.
     The form of the resolution to confirm By-law No. 2 is set out below as follows:
     “RESOLVED AS AN ORDINARY RESOLUTION that:
1.	By-law No. 2 of the Company, in the form made by the directors, being a by-law to amend general By-law No. 1 of the Company, which by-law (i) is attached as Appendix B to this Management Information and Proxy Circular, and (ii) was made a by-law of the Company by a resolution of the Board of Directors of the Company on February 22, 2006, is confirmed; and

2.	any officer or director of the Company be and is hereby authorized to execute and deliver for and on behalf of the Company all such documents and to do such other acts as such officer or director may determine necessary or advisable to give effect to the foregoing, such determination to be conclusively evidenced by execution and delivery of any such documents or instruments and the taking of any such actions.”
     The resolution to confirm By-law No. 2 must be passed, with or without amendment, by not less than a majority of the votes cast by shareholders who vote in person or by proxy in respect of the resolution at the Meeting.
     The Board of Directors unanimously recommends that shareholders confirm By-law No. 2 by voting for the resolution. The representatives of management named in the enclosed forms of proxy, if named as proxy, intend to vote for the resolution, unless the shareholder has specified in the proxy form that his or her shares are to be voted against the special resolution.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN
Stock Option Plan
     The Stock Option Plan is the Company’s only compensation plan providing for the issuance of securities as compensation. The information in the following table is as at December 31, 2005:

Equity Compensation Plan Information for the Year Ended December 31, 2005
	Securities to be issued	Weighted-average	Securities remaining
	upon exercise of	exercise price of	available for future
	outstanding options,	outstanding options,	issuance under equity
Plan category	warrants and rights (#)	warrants and rights (C$)	compensation plans (#)

Equity compensation plans approved by security holders	1,868,375	10.30	1,215,850
Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	1,868,375	10.30	1,215,850

     More information about the Stock Option Plan is outlined above under the headings, “Approval of Amended and Restated Stock Option and Tandem SAR Plan” and “Approval of Increase of Maximum Number of Subordinate Voting Shares Available for Options under the Stock Option Plan”. A description of the Stock Option Plan is set out in Appendix A to this Management Information and Proxy Circular.
EXECUTIVE COMPENSATION
Compensation of Named Executive Officers
     The Summary Compensation Table below details compensation information for the Company’s three most recently completed fiscal years for each of the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers (collectively, the “Named Executive Officers”).

Summary Compensation Table
					Long-term
			Annual compensation		compensation	All other
				Other annual	Securities under	compen-
Name and principal position as		Salary	Bonus	compensation (1)	options/SARs	sation (2)
at December 31, 2005	Year	(US$)	(US$)	(US$)	granted (#)	(US$)

M.A. Rhinelander	2005	800,000	1,000,000	55,936	100,000	11,206
President and Chief Executive	2004	800,000	950,000	85,512	100,000	10,834
Officer	2003	650,000	950,000	44,512	100,000	11,632

R.L. Bertrand (3)	2005	300,000	135,000	—	40,000	40,768
Senior Vice-President and	2004	258,667	140,000	—	30,000	30,383
Chief Financial Officer	2003	240,000	120,000	—	30,000	36,768

P.W. Small	2005	390,000	156,000	—	40,000	64,669
President and Chief Operating	2004	375,000	168,750	—	40,000	40,711
Officer of Extendicare Health	2003	310,000	174,500	—	30,000	40,381
Services, Inc.

L.A. Bebo	2005	275,000	123,750	—	30,000	31,979
President and Chief Operating	2004	235,000	82,250	—	25,000	24,764
Officer of Assisted Living	2003	225,000	100,000	—	15,000	23,764
Concepts, Inc.

D.K. Howe	2005	300,000	50,000	—	25,000	45,460
Senior Area Vice-President, of	2004	237,000	82,950	—	25,000	39,798
Extendicare Health Services, Inc.	2003	227,000	100,000	—	15,000	38,824

Notes:
(1)	The aggregate amount of perquisites and other benefits for each Named Executive Officer is less than the lesser of US$50,000 and 10% of total annual salary and bonus. In the case of M.A. Rhinelander, the amount is comprised of a car allowance and flexible account.

(2)	For M.A. Rhinelander these amounts reflect premiums paid by the Company for term life insurance and long-term disability. All other compensation, in the case of R.L. Bertrand, P.W. Small, L.A. Bebo and D.K. Howe, includes payments for life insurance and long-term disability premiums and contributions to a deferred compensation and a defined contribution retirement plan. The amount of salary and/or bonus deferred by

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each Named Executive Officer is included within the figures set forth in the “Salary” and/or “Bonus” columns in the above table. The Company’s contribution is included within the “All other compensation” column. The amounts contributed by each Named Executive Officer, as applicable, and the Company’s matching portion contributed to the deferred compensation plan are as follows:

	2005	2004	2003
Named Executive Officer	(US$)	(US$)	(US$)

R.L. Bertrand
Officer contribution	—	—	—
Officer interest	13,014	10,029	7,922
Company contribution	—	—	—
Company interest	6,507	5,014	3,961

P.W. Small
Officer contribution	39,000	30,000	—
Officer interest	3,763	127	—
Company contribution	19,618	—	—
Company interest	57	—	—

L.A. Bebo
Officer contribution	26,833	23,500	—
Officer interest	2,383	834	—
Company contribution	—	—	—
Company interest	—	—	—

(3)	R.L. Bertrand, formerly the Senior Vice-President, Development of Extendicare Health Services, Inc., was appointed to the position of Chief Financial Officer effective September 1, 2004.
     The following table outlines stock options/SARs granted during 2005 to the Named Executive Officers, as applicable, under the Company’s Stock Option Plan, all of which vest over a four-year period and expire in 10 years:

Option/SAR Grants During the Most Recently Completed Financial Year
	Securities	% of total		Market value of
	under	options/SARs		securities
	options/SARs	granted to	Exercise or	underlying options/SARs
	granted	employees in	base price	on the date of grant
Name	(#)	financial year	(C$/security)	(C$/security)	Expiration date

M.A. Rhinelander	100,000	17.83	18.00	18.00	February 22, 2015
R.L. Bertrand	40,000	7.13	18.00	18.00	February 22, 2015
P.W. Small	40,000	7.13	18.00	18.00	February 22, 2015
L.A. Bebo	30,000	5.35	18.00	18.00	February 22, 2015
D.K. Howe	25,000	4.46	18.00	18.00	February 22, 2015

     The following table outlines stock options exercised during 2005 and option values as at December 31, 2005, for each of the Named Executive Officers:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year
and Financial Year-end Option/SAR Values
	Securities	Aggregate	Unexercised options		Value of unexercised in-the-money
	acquired on	value	at financial year-end (#)		options at financial year-end (C$)}
Name	exercise (#)	realized (C$)	Exercisable	Unexercisable	Exercisable	Unexercisable

M.A. Rhinelander	175,000	2,762,333	150,000	250,000	1,883,500	1,406,000
R.L. Bertrand	12,500	185,138	40,000	85,000	495,200	424,800
P.W. Small	55,000	675,850	10,000	92,500	38,000	453,300
L.A. Bebo	21,250	298,775	10,000	58,750	79,438	226,475
D.K. Howe	18,750	234,288	—	53,750	—	224,975

Note:	The value of the unexercised options is based on C$18.30, the closing price of the Subordinate Voting Shares on the TSX on December 31, 2005.

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Retirement Arrangements
     M.A. Rhinelander and R.L. Bertrand have an arrangement with the Company providing them with a benefit guarantee upon retirement. Mr. Rhinelander’s retirement arrangement provides for an annual benefit of 70% of the best three consecutive years of basic salary for 25 years of service, plus an additional 3% per year thereafter. Mr. Rhinelander has the Company’s consent to retire at age 55, and based on his 28 years of credited service at the end of 2005, he is currently guaranteed to receive a retirement benefit of 79%. Mr. Bertrand has 29 years of credited service at the end of 2005, and he is guaranteed to receive a fixed retirement benefit of C$173,000 per annum upon retirement. Mr. Bertrand’s plan allows for normal retirement at age 60. Retirement benefits are not subject to any deduction for social security or Canada Pension, and are payable as an annuity over the lifetime of the executive with a portion continuing to be paid to the executive’s spouse after the death of the executive. Mr. Bertrand is also a participant in money purchase, 401(k), and deferred compensation plans established for the Company’s U.S. executives.
     P.W. Small, L.A. Bebo and D.K. Howe are participants in money purchase, 401(k), and deferred compensation plans established for U.S. executives.
Deferred Compensation Plan
     The Company’s U.S. operations maintain a non-qualified, deferred compensation plan (consisting of individual agreements), which is offered to all highly compensated U.S. employees as prescribed by the Internal Revenue Service. The maximum amount of annual compensation that may be deferred is 10% of the employee’s base salary, excluding any bonus. The Company matches up to 50% of the amount deferred, with the combined amount earning interest at the prime rate. The Company’s matching payment, including interest thereon, vests to the employee over eight years. Amounts deferred and vested matching amounts are payable upon the death, disability or termination of the employee. Amounts deferred are not guaranteed, are “at risk” and are subject to the Company’s ability to make the scheduled payments. The Company’s deferred compensation liabilities under this plan are unfunded and unsecured.
Executive Retirement Plan
     In its U.S. operations, the Company provides an executive retirement program for certain of its key officers and executives. Under the program, the Company contributes 10% of the participant’s base salary into an account to be invested in certain mutual funds at the participant’s discretion. The amounts in the executive retirement program vest upon certain events which are specified in the participant’s executive retirement program plan, and by discretionary actions by the Company’s Board of Directors. A graduated vesting schedule applies for program participants in the event the Company terminates the participant. Any funds that the Company invests or assets that are acquired pursuant to the program continue to be included in the Company’s general funds. No party, other than the Company, has any interest in such funds. To the extent that any participant acquires a right to receive payment from the Company under the executive retirement program, such right shall be no greater than the right of any unsecured general creditor of the Company. The Company expenses the amounts funded into the executive retirement program on a monthly basis. Amounts held within this executive retirement program are not guaranteed, are “at risk” and are subject to the Company’s ability to make the scheduled payments. The Company’s executive retirement program liability is unfunded and unsecured.
Termination of Employment Agreements
     M.A. Rhinelander has a termination of employment agreement that provides for a lump sum cash payment equivalent to 24 months of his annual total compensation, less applicable deductions required by law, in the event of termination by the Company other than for just cause; or in the event of his resignation with six months’ notice in the case of a change of control or in the case of a material reduction in responsibilities.
Composition of the Human Resources Committee
     The Human Resources Committee of the Board of Directors performs the functions of a compensation committee. The following six outside and unrelated directors served as members of the Committee during 2005: Derek H.L. Buntain, Sir Graham Day, David M. Dunlap, Michael J.L. Kirby, Frederick B. Ladly and J. Thomas MacQuarrie, Q.C. Mr. Ladly is a former executive of Extendicare, having served as Chief Executive Officer (1992 — 1997) and as President and CEO of Extendicare (Canada) Inc. (1984 — 1992).

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Report on Executive Compensation by the Human Resources Committee
     The compensation philosophy of the Company is to be competitive with service sector and other health care companies in North America in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within the Company. U.S. data has been used as a market indicator for salary comparison for the Chief Executive Officer (CEO) and other senior officers of the Company. The compensation practices for executives are built around reward systems that recognize financial results, quality of services and individual performance. The Company’s total compensation package is designed to provide a strong and direct link between corporate performance and compensation, using a combination of base salary, short-term incentives achieved through annual incentive or bonus payments, and long-term incentives currently provided through periodic stock option/SAR grants. The Committee believes the Company’s total compensation package is competitive with the health care industry, however, the cash component, base salary and short-term incentives, are considered conservative compared to other public health care companies.
     Base Salary: Base salaries are established by salary ranges developed with the assistance of external consultants. The ranges are intended to be competitive in the markets applicable to the Company’s business units and are intended to allow the organization to recruit and retain qualified employees. The Company uses compensation information from public U.S. health care companies and various compensation surveys purchased from independent consultants to provide data to support the development of competitive compensation plans. In addition to measuring performance in financial terms, the Committee evaluates executives in areas of performance that are more subjective. These include the executive’s success in developing and executing the Company’s strategic plans, addressing the significant changes affecting the health care industry, developing key employees and exercising leadership.
     Short-term Incentives: The Company also provides an incentive program for executive officers and other key employees of the Company that is formula-based and is measured against pre-determined performance targets. Awards are granted on the basis of profit centre results, corporate results, quality of services and individual performance as measured against pre-established objectives. The design of the incentive plan was developed with the assistance of independent consultants. Incentive potential or levels for each executive are established based on the individual’s ability to contribute to the overall goals and performance of the Company. Annual bonuses are based upon a percentage of the employee’s base salary, which vary depending upon the employee’s position. Target bonuses for 2005 for the Named Executive Officers ranged from 40% to 45% of their respective base salaries, of which 60% of the bonus was based on achieving targeted financial results and 40% on meeting specific individual objectives, such as census levels, clinical outcomes, and regulatory compliance. For 2005 the financial goals were based on achieving targeted earnings before interest, taxes, depreciation, amortization and rent. The Human Resources Committee awarded bonuses to the Named Executive Officers for 2005 based on the results achieved as follows: Mr. Bertrand — US$135,000; Mr. Small — US$156,000; Ms. Bebo — US$123,750 and Ms. Howe — US$50,000.
     Long-term Incentives: Long-term compensation is currently comprised of stock options and tandem share appreciation rights, which are granted periodically to directors, officers and key employees of the Company at the discretion of the Board of Directors under the Company’s Stock Option Plan. These options are intended to focus executives on the long-term goals of the Company and the interests of the shareholders. The Committee selects plan participants who are in a position to contribute materially to the success of the Company. Options are granted to provide employees who have responsibility for the management, growth and future success of the Company with an opportunity for rewards as a result of stock price increases. By using this approach, executive and shareholder interests will be closely aligned. More information about the Stock Option Plan is outlined under the heading “Securities Authorized for Issuance under Equity Compensation Plan — Stock Option Plan”.
     Compensation of the Chief Executive Officer: On an annual basis, the Committee reviews the CEO’s performance, salary and incentives. There is no pre-set basis or weighting for the amount eligible to be earned by Mr. Rhinelander. The assessment of actual and potential contribution by the CEO is based upon the Committee’s subjective evaluation of Mr. Rhinelander’s skills, efforts and leadership. In addition to financial results, the Committee considers factors important to the business sector, such as strategic positioning, quality of service, human resources planning and the overall public image of the Company. The evaluation against these criteria is directly related to the incentive payments awarded. Over 70% of the Company’s operations are based in the United States, and all of the Company’s Named Executive Officers operate out of the U.S. As a means of recognizing Mr. Rhinelander’s exceptional performance as CEO since accepting the position in 2000, and in an attempt to better align his salary with those of the Company’s U.S. peer group, the Human Resources Committee, with the Board of Directors’ approval, offered Mr. Rhinelander a salary of US$800,000 for 2003, a base salary still below that of the average annual compensation of his peer group. As a result of the reduction in U.S. Medicare funding that occurred on October 1, 2002, and expense savings programs put in place in the Company’s U.S. operations for the first half of 2003, Mr. Rhinelander elected to delay the implementation of his 2003 salary increase for a period of six months, to July 1, 2003 (resulting in a base salary of US$650,000 for 2003). Furthermore, as a result of the uncertainty regarding

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further Medicare rate reductions, which eventually occurred on January 1, 2006, Mr. Rhinelander elected not to receive an increase in base salary for 2004 or 2005.

Salary Comparison for CEO
			Cash	Total salary	Restricted	Options/
		Base salary	bonus	and cash	share units	SARs
	CEO Compensation	(US$)	(US$)	bonus (US$)	(US$)	(#)

2004	Peer group (note)	800,000	1,242,000	2,042,000	2,535,000	99,000
	Extendicare	800,000	950,000	1,750,000	—	100,000

2003	Peer group (note)	830,000	1,138,000	1,968,000	604,000	265,000
	Extendicare	650,000	950,000	1,600,000	—	100,000

2002	Peer group (note)	821,000	952,000	1,773,000	285,000	313,000
	Extendicare	500,000	500,000	1,000,000	—	100,000

Note:	The peer group for 2004 is comprised of the top four publicly traded U.S. comparables to Extendicare, and is represented by: Beverly Enterprises Inc.; Manor Care, Inc.; Genesis HealthCare Corporation (formerly Genesis Health Ventures, Inc.); and Kindred Healthcare, Inc. The peer group for 2003 and 2002 included Neighborcare, Inc. and Mariner Health Care, Inc. The amounts reported are based on the average of the CEO compensation reported by the peer group, with the base salaries for partial years annualized.
Report on Executive Compensation submitted by the Human Resources Committee:

Michael J.L. Kirby (Chairman)	David M. Dunlap
Derek H.L. Buntain	Frederick B. Ladly
Sir Graham Day	J. Thomas MacQuarrie, Q.C.
Share Performance Graph
     The following graph compares the total cumulative return (assuming the reinvestment of dividends) for $100 invested in Extendicare’s Subordinate Voting Shares (EXE.SV) and $100 invested in Extendicare’s Multiple Voting Shares (EXE.MV) with the comparative cumulative total return of the Standard & Poor’s/TSX Composite Index for the period commencing on December 31, 2000 and ending on December 31, 2005.

For the year	2000	2001	2002	2003	2004	2005

S&P/TSX Composite Index	$100.00	$87.42	$76.55	$97.01	$111.06	$137.85
Extendicare (EXE.SV)	$100.00	$154.41	$123.53	$389.71	$454.41	$542.59
Extendicare (EXE.MV)	$100.00	$150.57	$134.29	$382.86	$455.71	$537.44

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Compensation of Directors
     Directors who are employees of the Company or any of its subsidiaries are not compensated for their services as directors or members of committees of the Board of Directors of the Company. Directors are required to attain and hold a minimum of 5,000 common shares of the Company in the form of either Subordinate Voting Shares or Multiple Voting Shares at the election of the directors. Directors appointed without the minimum share holdings must receive their annual retainer in the form of Subordinate Voting Shares. Once the minimum share holding is attained, directors may elect to receive their annual retainer in the form of cash and/or Subordinate Voting Shares. In addition, directors are entitled to an annual grant of stock options under the Company’s Stock Option Plan.
     During 2005 directors who were not employees of the Company were entitled to receive the following in Canadian dollars:
•	annual retainer: $30,000, or $35,000 for Audit Committee members;

•	Board Chairman’s retainer: $100,000;

•	Committee Chair retainer: $5,000, or $25,000 for the Chair of the Audit Committee;

•	Board and Committee meeting fee: $1,750 or $3,500 per meeting depending on length of the meeting (i.e. half day versus full day);

•	telephone conference meeting fee: 50% of the meeting fee;

•	out-of-town travel fee: 50% of a meeting fee, plus a further 50% for each required overnight stay; and

•	related travel and out-of-pocket expenses.
     Fees paid collectively by the Company to the non-employee directors in 2005 were C$1,083,000. On February 22, 2005, the Board granted to each of the then 12 non-employee directors, an option to purchase 10,000 tandem SARs pursuant to the Stock Option Plan at an exercise price of C$18.00 per share, which options will expire on February 22, 2015. On May 5, 2005, the date of her appointment to the Board, Ms. Ng was granted options to purchase 10,000 tandem SARs pursuant to the Stock Option Plan at a price of C$17.20 per share, which options will expire on May 5, 2015.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
     The Company carries claims-made insurance coverage with an aggregate policy limit of US$30,000,000 subject to a corporate deductible of US$1,000,000. Under this insurance coverage, the Company is reimbursed for amounts it pays when indemnifying directors and officers, as permitted or required by law, when the directors and officers have become legally obligated to pay on account of any claim made against them during the period of indemnity covered by the policy. This policy also provides coverage, which is not subject to a deductible, to individual directors and officers to the extent that they are not indemnified by the Company. The insurance coverage for both the Company and its directors and officers contains certain standard exclusions, which could limit the amount recoverable thereunder.
     For the 12-month policy term January 31, 2005 to January 31, 2006, the Company paid a total premium of US$807,505 in respect of Extendicare and its subsidiary companies.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
     Except for indebtedness that has been entirely repaid as at the date of this Management Information and Proxy Circular, none of the directors or executive officers of the Company or any of their associates is or has at any time during 2005 been indebted to the Company or any of its subsidiaries.

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AUDIT COMMITTEE INFORMATION
Audit Committee Charter
     The Audit Committee operates within a written mandate, as approved by the Board of Directors, which describes the Committee’s objectives and responsibilities. The full text of the Audit Committee Charter is attached as Appendix C to this Management Information and Proxy Circular. In addition, the Committee reports annually on fulfillment of its responsibilities, a copy of which follows on page 20.
Composition of the Audit Committee
     The Audit Committee of Extendicare Inc. is currently composed of the following six directors:

J. Thomas MacQuarrie, Q.C. (Chairman)	David M. Dunlap	George A. Fierheller
Derek H.L. Buntain	Alvin G. Libin	Malen S. Ng
     The Board of Directors has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws and the rules of the New York Stock Exchange. In addition, three members of the Committee, Messrs. Buntain and MacQuarrie and Ms. Ng, are considered by the Board to each qualify as an “audit committee financial expert” as defined by the United States Sarbanes-Oxley Act of 2002 and related rules and regulations of the U.S. Securities and Exchange Commission (SEC). The Board has made these determinations based on the education and experience of each member of the Committee, as outlined below.
Relevant Education and Experience
     The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:
     Mr. MacQuarrie is a Senior Partner in the law firm of Stewart McKelvey Stirling Scales, with Bachelor degrees in Law and Commerce from Dalhousie University. In addition, as an International Legal Studies Fellow, he did postgraduate work in law and labour relations at the University of Pennsylvania Law School and at the Wharton School of Business. Mr. MacQuarrie has gained extensive experience with financial statement preparation and analysis through his diversified practice in corporate and commercial transactions, including formations, financings, securities issues and reorganizations. He has been a member of the audit committee of other public companies. Chair and a member of this Committee since 1980.
     Mr. Buntain is President of The Dundee Bank, a private bank offering banking services to international clients, where he is ultimately responsible for the company’s financial statements. He holds a Bachelor of Arts degree from Dartmouth College and a Masters of Business Administration from the University of Western Ontario, and is a Fellow of the Canadian Securities Institute. Mr. Buntain was a licensed broker and director of investment firms, and his extensive work experience included positions as a Director of Research for an investment dealer and Director of Corporate Finance and Mergers & Acquisitions, where financial analysis was a crucial component. He currently serves on the boards and audit committees of other Canadian public companies. Member of this Committee since 2002.
     Mr. Dunlap is Chairman (formerly President) of G.F. Thompson Co. Ltd., a manufacturer and distributor of plumbing products. He holds a Bachelor of Applied Science in Electrical Engineering from the University of Toronto, and has completed the Canadian Securities Course. Mr. Dunlap’s experience at G.F. Thompson has included the detailed review of financial statements with management and external auditors and preparation of operating reviews for the company’s bankers. Mr. Dunlap is a former Vice-President and Director of a private TSX-member firm where he held various positions, including security analyst and had limited responsibility for the company’s financial statements. Mr. Dunlap has served as a director and audit committee member for a number of public companies. Member of this Committee since 1980.
     Mr. Fierheller is President of Four Halls Inc., a private investment and consulting firm and Chair Emeritus of The Greater Toronto Marketing Alliance. Mr. Fierheller graduated from the University of Toronto with a Bachelor (Honours) degree in Political Science and Economics, and he holds an Honorary Doctor of Laws from Concordia University. Mr. Fierheller founded Systems Dimensions Limited in 1968, a public company that grew to become a large international remote-access service bureau, until it merged with Datacrown. In 1983, Mr. Fierheller founded and served as President and CEO of Cantel Inc., a public company that became the largest cellular company in the country. Mr. Fierheller is also a former Vice-Chairman of Rogers Cablesystems. He currently serves on various audit committees. Member of this Committee since 1995.

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     Mr. Libin is President and CEO of Balmon Investments Ltd., a management services and investment company and is also a director and owner of the Calgary Flames Hockey Club. Mr. Libin received an Honorary Doctor of Laws degree from the University of Calgary in 1994. Mr. Libin was formerly President and Director of Villacentres Limited, a Canadian public nursing home company. He is a former Chairman of the Board of the Calgary Foothills Hospital and played a key role in the hospital’s financial revitalization. Mr. Libin serves as a director of numerous corporate and community boards, including companies in the hospitality industry. He currently serves as Chair of the Alberta Ingenuity Fund, which focuses on science and engineering research and development in Alberta. Member of this Committee since 1984.
     Ms. Ng is Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario. She holds a Bachelor of Arts degree in Mathematics from Queen’s University, and subsequently attended the Masters of Business Administration program. Ms. Ng has had extensive work experience with financial statement preparation, analysis and development of corporate financial accounting policies and financial strategies. From 1975 to 2002, Ms. Ng was employed by Hydro One Inc., its subsidiaries and predecessor Ontario Hydro, where she occupied several executive financial positions, including Chief Financial Officer of Hydro One Inc. and Ontario Hydro Services. Ms. Ng is a director and chair of the audit committee of Sobeys Inc. and a director and chair of the audit committee of Jacques Whitford Group Ltd. Member of this Committee since 2005.
External Auditor Service Fees
     Fees payable to the Company’s independent external auditor, KPMG llp, are detailed in the following table, and their nature is described below.

Fee category	Year Ended 2005 (C$)	Year Ended 2004 (C$)

Audit	1,561,000	1,101,000
Audit related	130,000	31,000
Tax planning	34,000	55,000
All other fees	—	35,000

Total	1,725,000	1,222,000

     Audit Fees
     Audit fees were for professional services rendered by KPMG llp for the audit of the Company’s annual financial statements and the review of the Company’s quarterly financial statements, including separate audits and reviews of its wholly owned subsidiaries, Extendicare Health Services, Inc. (EHSI) and Extendicare (Canada) Inc. (ECI). In addition, services were provided in respect of other regulatory-required auditor attest functions associated with government audit reports for the nursing homes and home health care operations, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.
     Audit-related Fees
     Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements. These services consisted of employee benefit plan and money purchase plan audits.
     Tax Planning Fees
     Tax fees were for services outside of the audit scope and represented consultations for tax planning and advisory services relating to common forms of domestic and international taxation as well as assistance with various tax audit matters.
     All Other Fees
     Fees disclosed in the table above under the item “All other fees” were paid for products and services other than the audit fees, audit-related fees and tax planning fees described above. These primarily related to state real estate assessments.
Pre-approval Policies and Procedures
     The Company’s Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax planning and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. The Company’s policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

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REPORT OF THE AUDIT COMMITTEE
     The Audit Committee continues to monitor, and adopt as appropriate, new regulatory requirements (including the provisions of the United States Securities and Exchange Commission (SEC) and those of the New York Stock Exchange) and emerging best practices. The Chief Executive Officer and the Chief Financial Officer of Extendicare certify the information set forth in the consolidated financial statements and related disclosure materials of the Company as required by Canadian securities laws and the SEC.
     In 2005 the Committee met on six occasions to review key financial disclosure reports, receive assurance of the adequacy of financial disclosure controls, and review the work of the Company’s internal auditor and that of the external independent auditors, KPMG llp, including the overall scope and plan for the 2005 audit. The external independent auditors were in attendance at five of the Audit Committee meetings.
     Throughout the year the Committee reviewed with management and the external independent auditors the appropriateness of the Company’s accounting and financial reporting, the impact of the adoption of new accounting pronouncements, the accounting treatment of significant risks and uncertainties, the key estimates and judgements of management that were material to the Company’s financial reporting, and the disclosure of critical accounting policies.
     The Committee reviewed and recommended to the Board of Directors for its approval, where appropriate, all public disclosure documents (including news releases) containing audited or unaudited financial information before release to the public. These included the Company’s Audited Consolidated Financial Statements, Annual Report, Annual Information Form, annual Management’s Discussion and Analysis (MD&A), and the quarterly financial results (including the quarterly MD&A and unaudited quarterly consolidated financial statements). Prior to the release of such documents to the public, the Committee met with management and, where appropriate, the external independent auditors, to review the documents and receive assurance that they were complete, fairly presented, and in accordance with established principles consistently applied.
     Prior to the issuance of the annual financial statements, the Committee met with management, the internal auditor, and the external independent auditors. The Committee was assured that management had fulfilled its responsibilities for financial reporting and internal controls and that the external independent auditors had carried out their audit in accordance with their audit plan as approved by the Committee.
     The Committee met with management and the external independent auditors to discuss the qualitative aspects of the financial statement reporting, which included the appropriateness of the significant accounting policies, management judgements and accounting estimates and other matters arising from the audit. The Committee met with the external independent auditors, without management, and was advised that there were no unresolved issues with respect to the audit.
     In addition, the Committee discussed with KPMG llp its independence from the Company and management. The Committee reviewed in detail the audit and non-audit related fees paid to KPMG llp during 2005 and considered the compatibility of the non-audit services with the auditors’ independence and concluded that such services did not compromise the independence of the auditors. The Committee has adopted a policy requiring Committee pre-approval of the engagement of KPMG llp regarding permissible non-audit related matters.
     The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2005.
     Report submitted by the Audit Committee:

J. Thomas MacQuarrie, Q.C. (Chairman)	George A. Fierheller
Derek H.L. Buntain	Alvin G. Libin
David M. Dunlap	Malen S. Ng

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CORPORATE GOVERNANCE
     National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) requires the Company to disclose, on an annual basis, its approach to corporate governance with reference to the guidelines provided in National Policy 58-102 – Corporate Governance Guidelines (the “Guidelines”). The Guidelines are not intended to be prescriptive. The Company is encouraged to consider the Guidelines in developing its own corporate governance practices, in its own context, and to explain to the investment community its approach to governance. The Company’s disclosure in this regard is set out in Appendix D to this Management Information and Proxy Circular.
ADDITIONAL INFORMATION
     Additional information about Extendicare may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com. Additional financial information is provided in Extendicare’s comparative financial statements and management’s discussion and analysis for its year ended December 31, 2005, as contained in the 2005 Annual Report. A copy of this document and other public documents of the Company are available upon request to:
Extendicare Inc.
Corporate Secretary
3000 Steeles Avenue East, Suite 700
Markham, Ontario L3R 9W2
Phone: 905-470-5534
Fax: 905-470-4003
APPROVAL OF DIRECTORS
     The contents and the sending of this Management Information and Proxy Circular have been approved by the Company’s Board of Directors.
     DATED at Markham, Ontario this 3rd day of March 2006.

By:/s/ Mel Rhinelander	By:/s/ Richard L. Bertrand

Mel Rhinelander	Richard L. Bertrand
President and	Senior Vice-President and
Chief Executive Officer	Chief Financial Officer

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Appendix A
SUMMARY OF EXTENDICARE INC.’S AMENDED AND RESTATED
STOCK OPTION AND TANDEM SAR PLAN
     On December 15, 2005, the Board of Directors made various amendments to, and restated, the Company’s Amended and Restated Stock Option and Tandem SAR Plan (the “Stock Option Plan”). The following is a summary of the Stock Option Plan in the form adopted by the Board of Directors on December 15, 2005.
     Copies of the complete Stock Option Plan are available upon request. Shareholders wishing to receive a copy of the Stock Option Plan should make their request by telephone at (905) 470-5534, by facsimile at (905) 470-4003, by email at jfountain@extendicare.com or by mail to the Company, 3000 Steeles Avenue East, Suite 700, Markham, Ontario L3R 9W2, Attention: Corporate Secretary.
     The Stock Option Plan is Extendicare’s only compensation plan providing for the issuance of securities of the Company as compensation.
     The purpose of the Stock Option Plan is to provide directors, officers and employees of the Company and its affiliates with an incentive to enhance shareholder value by providing them with the opportunity, through share options and share appreciation rights (“SARs”), to participate in an increase in the equity value of the Company’s Subordinate Voting Shares.
     Options are granted at the discretion of the Board of Directors, upon recommendation by the Human Resources Committee. Any director, officer or employee of the Extendicare group of companies is eligible to participate.
     As at the date of this Management Information and Proxy Circular, before giving effect to the proposed increase of 3,400,000 Subordinate Voting Shares as described elsewhere in this Management Information and Proxy Circular, the maximum number of Subordinate Voting Shares available for future option grants under the Stock Option Plan, including shares that maybe issued pursuant to the U.S. tax-qualified incentive stock options, is 1,221,850 Subordinate Voting Shares (representing 1.80% of the outstanding Subordinate Voting Shares and Multiple Voting Shares) and the maximum number of Subordinate Voting Shares subject to outstanding options is 1,794,000 Subordinate Voting Shares (representing 2.64% of the outstanding Subordinate Voting Shares and Multiple Voting Shares). The Company is proposing to reserve an additional 3,400,000 for the granting of stock options as described elsewhere in this Management Information and Proxy Circular.
     The maximum number of Subordinate Voting Shares issuable to insiders under the Stock Option Plan at any time is 10% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares. The maximum number of Subordinate Voting Shares that may be issued to insiders under the Stock Option Plan within a one-year period is 10% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares (on a non-diluted basis) at the date of grant. The maximum number of Subordinate Voting Shares which may be issued to any one optionee under the Stock Option Plan within a one-year period is 10% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares (on a non-diluted basis) at the date of grant.
     The Stock Option Plan provides that the exercise price of any option granted shall not be less than the closing board lot sale price for the Subordinate Voting Shares as quoted on the Toronto Stock Exchange (the “TSX”) on the trading day prior to the date of grant.
     The Board may also grant SARs in tandem with each stock option grant. If the stock option has a tandem SAR attached, participants have the right to choose to exercise a SAR instead of the corresponding option. When a SAR is exercised the participant receives, at the election of the Board of Directors, either a payment in cash or equivalent value of Subordinate Voting Shares acquired on the open market, equal to the difference between the closing price of the Subordinate Voting Shares and the exercise price of the option. To the extent that awards pursuant to the Stock Option Plan result in the exercise of SARs, the equivalent number of Subordinate Voting Shares will be reduced from the number reserved and available under the Stock Option Plan for future grants.
     Awards pursuant to the Stock Option Plan are exercisable only to the extent that the option has vested, as determined by the Board of Directors at the time of grant. The term of an option is as determined by the Board of Directors at the time of grant, not to exceed 10 years.
     Upon termination of employment, for any reason other than retirement or death, options that have not vested are forfeited, and vested options must be exercised within the 90-day period following the date of termination, unless otherwise agreed by the Company and the grantee. In the case of death, options that have vested, including those which vest during the next 270 days, must be exercised within the 270-day period following the date of death. In the case of normal retirement, options continue to vest and are exercisable in accordance with the terms of their original grant.

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Appendix A
     Awards under the Stock Option Plan are not assignable, negotiable or transferable, except in general by will or the laws of intestacy and except in the case of awards other than U.S. tax-qualified incentive stock options to the grantee’s spouse, a trustee, custodian or administrator acting for the grantee or the grantee’s spouse, a personal holding company or family trust controlled by the grantee or the grantee’s spouse and a registered retirement income fund or registered retirement savings plan of the grantee or the grantee’s spouse.
     The Stock Option Plan contains provisions for appropriate adjustments in the event of a corporate reorganization, including an amalgamation or merger of the Company with or into another company, or in the event of a fundamental change (as defined).
     In addition, the Board may amend, suspend or discontinue the Stock Option Plan at any time; provided, however, that no such amendment may increase the maximum number of Subordinate Voting Shares that may be subject to option under the Stock Option Plan, change the manner of determining the minimum option price, or take any action that would result in the repricing of any granted options or an extension of the term of any granted options benefiting an insider of the Company; nor can the Board, without the consent of the grantee, alter or impair any option previously granted to a grantee under the Stock Option Plan. No amendment, suspension or discontinuance of the Stock Option Plan may contravene the requirements of the TSX or any securities commission or regulatory body to which the Stock Option Plan or the Company is now or may hereafter become subject.
     The Company does not provide financial assistance to participants under the Stock Option Plan.
     There are no entitlements under the Stock Option Plan that have been granted but are subject to ratification by the Company’s shareholders.
     The amendments to, and the restatement of, the Stock Option Plan by the Board of Directors on December 15, 2005, was conditionally approved by the TSX. As described elsewhere in this Management Information and Proxy Circular, the Stock Option Plan in its entirety must also be approved by the shareholders of the Company in order to remain qualified under Section 422 of the United States Internal Revenue Code (the “U.S. Code”). In addition, the increase in the maximum number of Subordinate Voting Shares issuable under the Stock Option Plan must be approved by the shareholders of the Company under the rules of the TSX. If the Stock Option Plan is not approved by the shareholders, the Stock Option Plan will not continue to be qualified under the U.S. Code and those provisions of the Stock Option Plan requiring shareholder approval under the rules of the TSX will not be implemented.

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Appendix B
BY-LAW NUMBER 2
AMENDMENT TO BY-LAW NO. 1 OF
EXTENDICARE INC.
By-law No. 1 of the Corporation is hereby amended as follows:
1.	By adding the following definition to Section 1.1(a) following the definition of “director”:

““electronic document” means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;”

2.	By deleting the following definition in Section 1.1(a):

““Indemnified Person” means, for the purposes of Article 9, (a) each director and officer of the Corporation, (b) each former director and former officer of the Corporation, (c) each individual who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or an individual who undertakes or has undertaken any liability on behalf of the Corporation or at the Corporation’s request on behalf of any such body corporate), and (d) the respective heirs and legal representatives of each of the persons designated in the preceding paragraphs (a) through (c);”

3.	By amending Section 3.5 thereof by replacing the following provision:
“3.5	Meeting by Telephone and Other Electronic Means. A director may, if all the directors consent either by specific or general consent, participate in a meeting of directors or of a committee of directors by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present at that meeting.”
with the following provision:
“3.5	Meeting by Telephonic and Other Electronic Means. A director may, if all the directors consent, participate in a meeting of the board or of a committee of the board by means of such telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.”
4.	By adding a new 6.10 as follows:
“6.10	Electronic Meetings and Voting. If the board calls a meeting of shareholders, it may determine that the meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of such a communication facility, if the Corporation makes one available. Subject to compliance with the Act, any vote at a meeting of shareholders may be also be taken in whole or in part by means of a telephonic, electronic or other communication facility, if the Corporation makes one available. A person participating in a meeting by such means is deemed to be present at the meeting.”
5.	By amending Section 9.3 thereof by replacing the following provision:
“9.3	Limitation of Liability. Except as otherwise provided in the Act, no director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other person, any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation are invested, any loss, damage or expense arising from the bankruptcy, insolvency, acts or omissions of any person with whom any of the moneys, securities or other property of the Corporation shall be deposited, any loss, damage or expense occasioned by any error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune which shall happen in the execution of the duties of office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act honestly and in good faith with a view to the best interests of the Corporation and to

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Appendix B
exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.”
with the following provision:
“9.3	Limitation of Liability. Except as otherwise provided in the Act, no director or officer and no other individual who acts at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, shall be liable for the acts, omissions, failures, neglects or defaults of any other person, any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation are invested, any loss, damage or expense arising from the bankruptcy, insolvency, acts or omissions of any person with whom any of the moneys, securities or other property of the Corporation shall be deposited, any loss, damage or expense occasioned by any error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune which shall happen in the execution of the duties of office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.”
6.	By amending Section 9.4 thereof by replacing the following provision:
“9.4	Indemnity of Directors and Officers. Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, to the full extent permitted by the Act, (i) the Corporation shall indemnify each Indemnified Person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of being or having been a director or officer of such Corporation or body corporate (or by reason of having undertaken such liability); and (ii) the Corporation shall with the approval of a court indemnify each Indemnified Person in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by such director or officer in connection with such action; if in each case such Indemnified Person:
(a)	acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.

Notwithstanding the foregoing, the Corporation shall, without requiring the approval of a court, indemnify any Indemnified Person, in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour who has been substantially successful on the merits in the defence of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by such Indemnified Person in respect of such action or proceeding, provided that such Indemnified Person has satisfied the appropriate conditions referred to in (a) and (b) above.”
with the following provision:
“9.4	Indemnity of Directors and Officers. Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any individual under the Act or otherwise, to the full extent permitted by law, the Corporation:
(a)	shall indemnify each director or officer or former director or former officer and each other individual who acts or has acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity (and each such individual’s respective heirs and personal representatives) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, provided:

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Appendix B
(i)	the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful; and
(b)	shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 9.4(a), subject to the repayment obligations in accordance with the Act.
Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 9.4(a) by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.”
7.	By amending Section 10.1 thereof by replacing the following provision:
“10.1	Procedure for Sending Notices. Notice shall be deemed to have been sufficiently sent if sent in writing to the address of the addressee as recorded on the records of the Corporation and delivered in person, sent by prepaid mail or sent by any electronic means of sending messages, including telex or facsimile transmission or electronic mail. Notice shall not be sent by prepaid mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.”
with the following provision:
“10.1	Procedure for Sending Notices. Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the by-laws or otherwise to a shareholder or other securityholder of the Corporation or any director, officer or auditor of the Corporation shall be sufficiently given if sent in writing to the address of the addressee as recorded on the records of the Corporation and delivered in person, sent by prepaid mail or, if the person consents, provided by electronic document in accordance with the Act. Notice shall not be sent by prepaid mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Subject to the Act, any notice so delivered or provided by electronic document shall be deemed to have been received when it was delivered personally or provided by electronic document as aforesaid and any notice so mailed shall be deemed to have been received on the fifth day after it was mailed.”

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Appendix C
EXTENDICARE INC.
AUDIT COMMITTEE CHARTER
1.	The Audit Committee of the Corporation shall be appointed annually by the Board of Directors and consist of not fewer than three nor more than six directors.

2.	The Audit Committee of the Corporation shall consist of at least one member who qualifies as a financial expert, as interpreted by the Board of Directors in its business judgement from time to time.

3.	The Chairperson of the Audit Committee and the other members of the Audit Committee shall:
a)	be independent and no member shall have a material business relationship with the Corporation unless the Board of Directors determines in its business judgement, from time to time, that the relationship does not interfere with the exercise of that member’s independent judgement and independence from management and the Corporation;

b)	be financially literate as this qualification is interpreted by the Board of Directors in its business judgement from time to time or must become financially literate within a reasonable period of time after appointment to the Audit Committee;

c)	not be an officer or employee of the Corporation, nor a compensated officer or employee of a subsidiary of the Corporation, nor have been such within the three year period next preceding the appointment of the director to the Audit Committee; and

d)	not receive, either directly or indirectly, any other compensation from the Corporation or any affiliate of the Corporation, other than in the member’s capacity as a member of the Board of Directors and any Board Committee.
4.	The Board of Directors will exercise its business judgement to determine a director’s eligibility to be a member of the Audit Committee including a determination regarding the independence of a director.

5.	The scope of the responsibilities of the Audit Committee include:
a)	reviewing and evaluating the performance of the external auditors annually or more frequently as required and recommending their appointment or reappointment by the Shareholders of the Corporation;

b)	reviewing the audit plan with the external auditor and with management;

c)	reviewing with management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting and any significant financial reporting issues occurring or discussed during the fiscal period and the method of resolution;

d)	reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues with which there was a disagreement with management;

e)	reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;

f)	reviewing all post-audit or management letters, containing the recommendations of the external auditor, and management’s response and subsequent follow-up to any identified weaknesses or significant comments;

g)	reviewing interim unaudited financial statements before release to the public and where authorized by the Board of Directors, approving the interim unaudited financial statements;

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Appendix C
h)	reviewing and recommending approval to the Board of Directors, where appropriate, all public disclosure documents (including news releases) containing audited or unaudited financial information before release to the public, including any prospectus, quarterly and annual financial statements, management’s discussion and analysis, the annual report and the annual information form;

i)	reviewing the evaluation of internal controls by the external auditor, together with management’s response;

j)	reviewing with management all issues of operational risk management, including insurance coverages maintained by the Company, legal exposure, including legal claims or other contingencies as well as tax assessments that could have a material effect upon the financial position or operating results of the Company, management compliance with regulatory requirements, conflicts of interest, and other related matters, in the exercise of its business judgement that it considers as having or tending to have a material impact on the financial position of the Corporation;

k)	reviewing with management any allegations of fraud, or other impropriety, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls;

l)	reviewing the appointment of the chief financial officer and of any key financial executive involved in the financial reporting process or any changes in any of these positions;

m)	reviewing and reporting to the Board of Directors on the appointment, replacement, reassignment or dismissal of the internal auditor;

n)	reviewing the terms of reference of the internal auditor;

o)	reviewing the annual plan of the internal auditor;

p)	reviewing the reports of the internal auditor with respect to control and financial risk and any other matters appropriate to the duties of the Audit Committee. The Audit Committee shall review the adequacy and appropriateness of management’s response, including implementation thereof; and

q)	reviewing and approving the reporting relationship of the internal auditor to ensure that an appropriate segregation of duties is maintained and that the internal auditor has an obligation to report directly to the Audit Committee on matters affecting the duties of the Audit Committee without regard to the internal auditor’s other reporting relationships.
6.	The Audit Committee shall take all necessary steps, which in its business judgement are necessary, to assure the objectivity and independence of the external auditor, including:
a)	reviewing and approving the terms of the external auditor’s engagement, the appropriateness and reasonableness of the proposed audit fees and any unpaid fees;

b)	when there is to be a change of auditor, reviewing all issues related to the change, including the information to be included in the notice of change of auditor and the planned steps for an orderly transition;

c)	reviewing all reportable events, including disagreements, unresolved issues and consultations on a routine basis;

d)	establishing and maintaining procedures for preapproval by the Audit Committee of all proposed non-audit services to be provided by the external auditor’s firm or its affiliates, together with estimated fees, and considering the impact of these on the independence of the external auditor; and

e)	obtaining from the external auditor on a periodic basis, a formal written statement delineating all relationships between the external auditor and the Corporation, actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor, and for recommending that the Board of Directors take appropriate action in response to the external auditor’s report to satisfy itself of the outside auditor’s independence.

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Appendix C
7.	The Audit Committee should review and ensure that procedures are in place for the:
a)	receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
8.	The Audit Committee shall meet as often as it deems appropriate to discharge its responsibilities and in any event at least four times per year. The meetings will be scheduled so as to permit timely review and consideration of the interim and annual financial statements as well as allowing sufficient time to consider and review the audit plan with management and the external auditors. Additional meetings may be held as deemed necessary by the Chairperson of the Audit Committee or as requested by any member of the Audit Committee or the external auditors.
9.	The Audit Committee, annually, shall review and reassess the adequacy of the Audit Committee Charter and report thereon to the Board of Directors of the Corporation.
10.	The minutes of all meetings of the Audit Committee shall be provided to the Board of Directors of the Corporation. Oral reports by the Chairperson of the Audit Committee on recent matters not yet minuted shall be provided to the Board of Directors of the Corporation at the next meeting of the Board following the meeting of the Audit Committee.
11.	The Audit Committee, as it deems necessary in the exercise of its business judgement, may conduct or authorize investigations into any matters within the Audit Committee’s scope of responsibilities. The Audit Committee is authorized to retain independent professionals to assist in the conduct of any investigation.
12.	The Audit Committee, annually, will prepare a report for inclusion in the Corporation’s Management Information and Proxy Circular relating to its annual shareholders’ meeting. That report will include a statement whether the Audit Committee has:
(a)	reviewed and discussed the audited financial statements with management;

(b)	reviewed and discussed the audited financial statements with the external auditors;

(c)	received from the external auditors a report of all of its relationships with the Corporation and has discussed with the external auditors the external auditors’ independence; and

(d)	recommended that the audited financial statements of the Corporation be included in the Corporation’s annual report, distributed to the shareholders and regulatory authorities as required by law or regulation.

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Appendix D
EXTENDICARE INC.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
As providers of long-term care, Extendicare is particularly aware of the value of trust and transparency. That is why Extendicare has always been committed to the principles of disclosure and a strong, independent Board.
The Company’s governance practices generally comply with current New York Stock Exchange (NYSE) standards and proposed amendments, and they meet or exceed the Corporate Governance Guidelines and applicable rules adopted by the Canadian Securities Administrators. A summary of significant differences between the NYSE standards and the Company’s governance practices, together with this Statement of Corporate Governance Practices, is available on Extendicare’s website at www.extendicare.com/governance/corporate. Printed versions of these documents are also available upon request of the Corporate Secretary of the Company.
Extendicare’s Board and Committee members operate under Charters that clearly define their roles and responsibilities. These include:
Stewardship – Extendicare’s Board oversees the management of the Company, reviews and approves long-term corporate strategy, and ensures that management works to maximize shareholder value in a way that is consistent with good corporate citizenship.
Effectiveness – People are appointed to the Extendicare Board based on their ability to make an effective contribution. This is reflected in the Audit Committee: all six members are financially literate, and three, by virtue of education and professional experience, can be considered financial experts.
Accountability – The Board operates under a Business Conduct policy, formalized in 1997, that addresses conflicts of interest, confidentiality, protection of company assets, fair dealing and compliance with laws, rules and regulations.
The Company’s Board also believes that its role extends beyond its Corporate Office. Consequently, Board meetings are regularly combined with facility visits so that directors can enhance their knowledge of operations and interact directly with employees and residents.
Board of Directors
Independence of the Board of Directors is essential to fulfilling its role in overseeing the Company’s business and affairs. The Board of Directors currently consists of 14 members, 13 of whom are independent of management, and free from any interests or relationships, other than those arising from shareholding, that could materially interfere with their ability to act in the Company’s best interests. The Board has determined that these 13 individuals are “independent” as determined in accordance with National Instrument 58-101, the New York Stock Exchange Corporate Governance Standards and the United States Sarbanes-Oxley Act of 2002. By virtue of his role, Mr. Rhinelander, the CEO, is the only Board member not independent of management.
Details of other reporting issuers on which the Company’s directors also sit as board members are disclosed elsewhere in this Management Information and Proxy Circular under the heading “Election of Directors”.
The roles of the Company’s CEO and Board Chairman are separate. The 13 independent members of the Board frequently exclude the CEO and management for portions of their meetings to enable open and frank discussion. Such occurrences are at the request of the Chairman or any member of the Board.
The “Election of Directors” section includes the attendance record of each of the directors at the Company’s Board and committee meetings. The Board of Directors met eight times during 2005, at which all directors were in attendance, with the exception of Ms. Ng, Mr. Libin and Sir Graham Day, who each missed one meeting during 2005 as a result of conflicting schedules.
Board Mandate
The mandate of the Board of Directors is attached as Appendix E.

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Appendix D
Position Descriptions
The Board has developed a written position description for the Chairman of the Board, but has not developed such descriptions for the chair of any Board committee. The chairs of the Board committees are expected to supervise the activities of such committees and to ensure that they are taking all steps necessary to fulfil their respective mandates.
The Company has entered into an executive employment agreement with Mel Rhinelander, the current Chief Executive Officer, the material terms of which are disclosed under the heading “Executive Compensation”. Also, the Board has developed a written position description for the Chief Executive Officer that outlines the basic functions and responsibilities of the CEO. The CEO’s responsibilities include, among other things: directing the business with the objective of providing quality care and service excellence to clients and customers; providing maximum profit and return on invested capital; establishing current and long-range objectives, plans and policies; representing the company with it major clients, the financial community, and the public, and providing leadership to the management team.
Orientation and Continuing Education
The Company has developed a directors’ handbook, which has been provided to each director, and will be provided to any new directors upon their election or appointment. The handbook contains Board and committee mandates, codes of conduct, policies and other relevant information. Materials are updated annually, or more frequently as necessary. To ensure that the members of the Board remain fully informed about the Company’s operations on a continuing basis, management reports on the Company’s activities and on various aspects relevant to the business on an on-going basis, during regularly scheduled Board meetings and through monthly mailings. Management from the main operating divisions are invited to Board meetings to provide the directors with an overview of the current issues and business strategies. In addition, meetings are combined with tours of the Company’s facilities so that the directors can gain greater insight into the Company’s business operations.
Ethical Business Conduct
The Company maintains a Board-approved Business Conduct Policy for which no waivers have currently been sought or granted. The Company’s Business Conduct Policy addresses conflicts of interest, confidentiality, protection of Company assets, fair dealing, and compliance with laws, rules and regulations, and it encourages reporting of any illegal or unethical business practices. The Business Conduct Policy is signed by each director, officer and employee of Extendicare. Anyone may obtain of copy of the Business Conduct Policy through SEDAR at www.sedar.com, or through the Company’s website at www.extendicare.com/governance/corporate.
In circumstances in which the Board must consider transactions and agreements in respect of which a director or executive officer has a material interest, the nature of such interest is declared, and the affected individual does not participate in the vote on the matter.
Nomination of Directors
The Company has a Corporate Governance and Nominating Committee, which is composed of six independent directors. The Corporate Governance and Nominating Committee makes recommendations as to the size and composition of the Board; reviews qualifications of potential candidates for election to the Board; recommends for the Board’s approval the slate of nominees for presentation to the annual shareholders’ meeting; and makes recommendations with respect to the membership of committees. The Corporate Governance and Nominating Committee assesses the effectiveness of the Board as a whole, the committees and the contributions of individual directors. These assessments include the use of formal surveys. The Committee identifies individuals who it believes bring the attributes necessary to ensure a Board consisting of individuals with the strengths in a number of different areas required to meet the Corporation’s needs.
It is this Committee that is responsible for planning succession to the position of Chief Executive Officer. This Committee also oversees issues of corporate governance as they apply to the Company and recommends amendments to the Company’s corporate governance procedures where appropriate. In addition, any director who wishes to engage outside advisors with respect to the affairs of the Company, at the expense of the Company, may do so by submitting a request through this Committee. The Corporate Governance and Nominating Committee met once during 2005.

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Appendix D
Compensation
The Company has a Human Resources Committee composed of six independent directors. The Human Resources Committee reviews the compensation of senior management with a view to ensuring that the level of compensation reflects performance. The Committee recommends to the Board for its approval the compensation to be given to the CEO, officers of the Company, and senior officers of the Company’s major subsidiaries. The compensation of other officers and senior management is approved by the Committee as recommended by the Chief Executive Officer. The Committee is responsible for reviewing the performance of the Chief Executive Officer on an annual basis and for monitoring the development of senior management. Further information on how the Committee determines the compensation of the CEO and senior officers can be found under the heading, “Executive Compensation – Report on Executive Compensation by the Human Resources Committee”.
The Committee is also responsible for determining and recommending to the Board for its approval the compensation of the directors. In arriving at its recommendations the Committee reviews external surveys to compare the compensation paid by the Company with compensation paid to directors in other organizations. The Human Resources Committee met five times during 2005.
Other Board Committees
In addition to the Corporate Governance and Nominating Committee and the Human Resources Committee described above, the Company currently has an Audit Committee, a Finance Committee, an Information Technology Committee and a Quality Standards Committee. Copies of each of the committee’s mandates may be found on the Company’s website at www.extendicare.com/governance/governance.
Information on the Company’s Audit Committee may be found under the heading “Audit Committee Information”.
Finance Committee
The Finance Committee reviews, for recommendation to the Board, proposals for the issuance of new equity or debt, and changes to any policies regarding existing equity and debt. The Committee considers proposals for changes to any dividend policies and any changes occurring in the applicable regulatory environment affecting shareholders’ equity. The Finance Committee is composed of five independent directors. The Finance Committee met three times during 2005.
Information Systems Committee
The Information Systems Committee reviews information systems business plans and assesses new developments and initiatives being discussed across the business units with a view to enhancing business efficiency or competitive advantage. The Committee monitors the decision-making process regarding systems development and ensures that contingency plans are in place in the event of system breakdowns or malfunctions. The Information Systems Committee is comprised of four independent directors. During 2005 the Committee did not meet because the information systems projects in progress were sufficiently minor to be monitored by the Board as a whole during its regular meetings.
Quality Standards Committee
The Quality Standards Committee’s mandate is to monitor management’s responsibilities with respect to service delivery practices and the achievement of certain quality service benchmarks. The Committee’s responsibilities include assuring that the Company and its operations have in place quality assurance processes that meet or exceed best practices; auditing the quality assurance programs of the Company and its operations against best practices and reporting outcomes to the Board not less than annually; and monitoring and providing advice with respect to the strategies and approaches to dealing with government regulatory agencies. The Quality Standards Committee is composed of five independent directors. The Quality Standards Committee met twice during 2005.

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Appendix E
EXTENDICARE INC.
Mandate of the Board
The Board of Directors of the Company shall have explicit responsibility for the stewardship of the Company including the strategic planning process, approval of the strategic plan, the identification of principal risks and implementation of systems to manage these risks, succession planning, communication and the integrity of the Company’s internal control and management information systems.
The Board has the responsibility to oversee the conduct of the business of the Company and to supervise management which is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Company meets its obligations on an ongoing basis and to ensure that the Company operates in a reliable and safe manner. In performing its functions, the Board should consider the legitimate interests its stakeholders such as employees, customers and communities may have in the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer of the Company (the “CEO”), shall set the standards of conduct for the enterprise.
The following points outline the key principles or guidelines governing how the Board will operate to carry out its overall stewardship responsibility:
Size of the Board
The Board currently consists of thirteen directors. The articles of the Company provide that the Board may have a minimum of seven directors and a maximum of 20. The ideal size of the Board will provide a diversity of expertise and opinion, as well as efficient operation and decision-making.
The Corporate Governance and Nominating Committee will review the size of the Board annually and make a recommendation to the Board when it believes a change would be in the best interests of the Company.
Election and Term
Directors shall be elected by the shareholders at each annual meeting of shareholders to hold office for a term expiring not later than the close of the third annual meeting of shareholders following their election or until their successors are elected or appointed. The number of directors to be elected at any such meeting shall be the number of directors then in office, unless the directors otherwise determine.
Retirement Age
The Board does not currently have a retirement age policy.
Review of Independence of Outside Directors
The Corporate Governance and Nominating Committee will review on an annual basis any relationship between outside directors and the Company which might be construed in any way to compromise the designation of any director as being independent or unrelated to the Company. The objective of such review will be to determine the existence of any relationships, to ensure that the composition of the Board remains such that the majority of the directors are independent and unrelated and that where relationships exist, the director is acting appropriately. A director should bring to the attention of the Corporate Governance and Nominating Committee any potential conflicts of interest as they arise.
Board Meetings
The Board shall hold regular meetings at least once in each fiscal quarter, with additional meetings held as and when necessary. Notice of the time and place of each meeting of the board shall be given to each director. Notices sent by delivery or electronic means shall be sent no later than 24 hours before the time of the meeting. The Board shall meet periodically without management present to ensure that the Board functions independently of management.
A director may, if all the directors consent either by specific or general consent, participate in a meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.
The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Management attendees will be excused for any agenda items that are reserved for discussion among directors only.
Committees
The board shall appoint from among the directors an audit committee to be composed of not fewer than three directors. The board may elect or appoint additional committees composed of directors and/or other persons, which may exercise such

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Appendix E
powers as the Board may delegate to them and shall have such other functions as the Board may determine. Subject to any restrictions imposed by the Board, each committee shall have the power to fix its quorum, to elect its chairman and to regulate its procedure.
Board and Committee Meeting Agendas and Information
The Chair and the CEO, in consultation with the Corporate Secretary, will develop the agenda for each Board and Committee meeting. Agendas will be distributed to the Board or Committee members before each meeting, and all members shall be free to suggest additions to the agenda in advance of the meeting.
Whenever practicable, information and reports pertaining to Board and Committee meeting agenda items will be circulated to the directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it may not be prudent or appropriate to distribute written materials in advance.
External Advisors
If, in order to properly discharge its functions, duties and responsibilities, it is necessary, in the opinion of the Board that the Board obtain the advice and counsel of external advisors, the Board may engage the necessary advisors provided that approval is first obtained from the Corporate Governance and Nominating Committee.
Board Contacts with Senior Management
All of the directors shall have open access to the Company’s senior management. It is expected that directors will exercise judgement to ensure that such contact does not distract management from the Company’s business operations. Written communications from directors to members of management will be copied to the CEO.
Board / Committee Assessment
The Board, through the Corporate Governance and Nominating Committee shall establish and conduct orientation and education programs for new recruits to the Board, through which the performance expectations for Board members shall be communicated.
The Corporate Governance and Nominating Committee shall implement a process for assessing the effectiveness of the Board as a whole, the committees and the contributions of individual directors, which may include the use of periodic formal surveys.
Director Nomination
The Corporate Governance and Nominating Committee shall be responsible for the nominating function of the Company by recommending suitable candidates for nominees for election or appointment as directors. This process shall include a determination of the competencies, skills and personal quality required of new directors in light of opportunities and risks facing the Company.
Senior Management Succession Planning
The Board shall have responsibility for the appointment and evaluation of the performance of senior management, including approving the appointment of senior executives of the Company, reviewing their performance against the objective of maximizing shareholder value, measuring their contribution to that objective, and overseeing compensation policies.
The Corporate Governance and Nominating Committee shall have responsibility for selecting the nominee for the office of Chief Executive Officer (CEO) and recommending such nominee’s appointment to the Board.
Directors’ and Senior Management Compensation
The Human Resources Committee shall be responsible for recommending proposals to the Board concerning the compensation of directors and executive management, including the adequacy and form of compensation, including the use of incentive programs and awards made pursuant thereto.
The Human Resources Committee shall monitor, review and provide guidance in respect of executive management training, development and succession planning.
Strategic Planning
Management is responsible for the development of long-term corporate strategy, while the role of the Board is to review, question and validate, and ultimately to approve the strategies proposed by management.

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Appendix E
In addition to those matters that must by law be approved by the Board, management is required to seek Board approval for significant acquisitions, divestitures and capital expenditures in excess of $2 million. Other matters of strategic importance to the Company or that impact significantly on the operations of the Company are brought to the Board’s attention for its input, consideration and approval.
Managing Risk
The Board shall have overall responsibility for assessing the principal risks facing the Company, ensuring the implementation of the appropriate strategies and systems to manage such risks, and reviewing any material legal matters relating to the Company as a whole or its investment in any major operating Company.
The Audit Committee shall be responsible for reviewing with management and the auditors the impact of significant risks that may be material to financial reporting. The Audit Committee is responsible for reviewing with management all issues of operational risk management, including insurance coverages maintained by the Company; legal exposure, including legal claims or other contingencies as well as tax assessments that could have a material effect upon the financial position or operating results of the Company; management compliance with regulatory requirements; conflicts of interest, and other related matters in exercise of its business judgement that it considers as having or tending to have a material impact on the financial position of the Company. The Audit Committee shall report its recommendation on such matters to the full Board on a regular basis.
Communications Policy
The Board approves the content of the Company’s major communication to shareholders and the investing public, including the Annual Report, Management Information and Proxy Circular, Annual Information Form, interim quarterly reports and any prospectuses which may be issued. The Audit Committee shall review and recommend for approval to the Board the quarterly and annual financial statements, including Management’s Discussion and Analysis, press releases relating to financial matters and any other financial information contained in material disclosure documents. However, the Board believes that it is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public.
The Board shall have responsibility for reviewing the Company’s policies and practices with respect to disclosure of financial and other information, including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Company in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Company’s policies relating to communication and disclosure on an annual basis.
Generally, communications from shareholders and the investment community will be directed to either of the Chief Executive Officer, Chief Financial Officer, Manager of Investor Relations, or Corporate Secretary to provide an appropriate response depending on the nature of the communication. It is expected that, if communications from stakeholders are made to the Chair or to other individual directors, management will be informed and consulted to determine any appropriate response.
Internal Control and Management Information Systems
The Board has responsibility for the integrity of the Company’s internal control and management information systems.
All material matters relating to the Company and its business require the prior approval of the Board. In particular, capital expenditures or commitments in excess of $2 million must be approved by the Board in advance. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business.
The Board’s expectation is that management will seek to maximize shareholder value in a manner that is consistent with good corporate citizenship, including fair treatment of the Company’s employees and the provision of quality service to the public.
The Audit Committee has responsibility for ensuring internal controls are appropriately designed, implemented and monitored and for ensuring the management and financial reporting is complete and accurate, even though management may be charged with developing and implementing the necessary procedures.
Corporate Governance Policy
The Company shall make full and complete disclosure of its system of corporate governance on an annual basis in its annual shareholder documents and / or securities commission filings where required, and on its website. The Board, through the Corporate Governance and Nominating Committee, shall have the responsibility for developing the Company’s approach to corporate governance issues, including the responsibility for this disclosure.

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